Exhibit 99.1

ELBIT IMAGING ANNOUNCES SUBMISSION TO COURT OF THE RESULTS OF
MEETINGS OF UNSECURED FINANCIAL CREDITORS APPROVING THE COMPANY'S
PROPOSED PLAN OF ARRANGEMENT

Tel Aviv, Israel, July 22, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today, further to the Company's announcement on July 3, 2013, that at meetings of the Company's unsecured financial creditors that took place on  July 15, 2013 and July 17, 2013 (the "Meetings"), the proposed restructuring of the Company's Unsecured Financial Debt (as defined in the Company's announcement dated July 2, 2013) pursuant to a plan of arrangement (the "Arrangement") under Section 350 of the Israeli Companies Law, 5759-1999 ("Section 350") in accordance with the plan of arrangement proposed by the Company on July 16, 2013, was approved by creditors holding approximately 82% of Unsecured Financial Debt.

The vote-counting process was delayed and claims were raised by the trustees of the Company’s publicly-traded notes in regards to the manner of counting the votes of the creditors at the Meetings. On July 21, 2013, the Company reported the results of the votes at the Meetings to the Court, as required pursuant to the request submitted by the Company to the Court to convene the Meetings, and presented its position that the votes were counted in accordance with the Court’s ruling. That same day the trustees of the Company’s notes presented the Court with other methods of counting which they requested the Court to consider, arguing that such methods better represent certain claims that still remain undecided. The implementation of such alternative methods of calculation may lead to an outcome by which, the Arrangement was not approved by the required majority.  The Company intends to defend the method applied by it.

The Arrangement remains subject to the approval of the Court under Section 350 and such other approvals described in the Company's Proxy Statement dated July 16, 2013.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Arrangement will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, that Bank Hapoalim will not agree to join the Arrangement on the terms proposed by the Company or at all, that the Company will be unable to refinance the loans owing to Bank Hapoalim, the risk that the Company will enter liquidation proceedings, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il